UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HEARTLAND EXPRESS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

422347 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

[ ]                            Rule 13d-1(b)

[ ]                            Rule 13d-1(c)

[x]                            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422347 10 4

1)              Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).
LAWRENCE D. CROUSE

2)              Check the Appropriate Box if a Member of a Group:   N/A
(a)[ ]
(b)[ ]

3)              SEC Use Only

4)              Citizenship or Place of Organization:  UNITED STATES OF AMERICA
Number of Shares	5)	Sole Voting Power	4,456,888	(1)
Beneficially Owned by	6)	Shared Voting Power	16,660
Each Reporting	7)	Sole Dispositive Power	1,757,938	(2)
Person with	8)	Shared Dispositive Power	16,660

9)              Aggregate Amount Beneficially Owned by Each Reporting Person:  4,473,548

10)              Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  No

11)	Percent of Class Represented by Amount in Row (9): 4.9% of 90,688,621 shares of Common Stock outstanding as of December 31, 2009. (3)

12)              Type of Reporting Person:  IN

(1)
Mr. Crouse owns 47,565 shares personally and directly.  Mr. Crouse has voting and dispositive power with respect to 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee.  Mr. Crouse has voting, but not dispositive, power over an additional 2,698,950 shares held by voting trusts established by Mr. Gerdin and his wife and of which Mr. Crouse serves as voting trustee.

(2)
Comprised of 47,565 shares owned by Mr. Crouse personally and directly, and 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee and has voting and dispositive power.

(3)	Based on 90,688,621 shares of Common Stock outstanding as of December 31, 2009.

CUSIP No. 422347 10 4

SCHEDULE 13 G
Item 1
	a.	Name of Issuer:	Heartland Express, Inc.
	b.	Address of Issuer’s Principal
		Executive Offices:	901 North Kansas Avenue
North Liberty, IA 52317

Item 2
	a.	Name of Person Filing:	Lawrence D. Crouse
	b.	Address of Principal Business
		Office:	P.O. Box 480
Burke, SD 57523
	c.	Citizenship	United States of America
	d.	Title of Class of Securities:	Common Stock, par value
$0.01 per share
	e.	CUSIP Number:	42234 10 4

Item 3.               If this statement is filed pursuant to Rule 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:N/A

Item 4.               Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned:	4,473,548
b.	Percent of Class:	4.9%	(1)
c.	Number of Shares as to which the person has:
	(i) Sole power to vote or to direct the vote	4,456,888	(2)
	(ii) Shared power to vote or to direct vote	16,660	(3)
	(iii) Sole power to dispose or to direct the disposition of:	1,757,938	(4)
	(iv) Shared power to dispose or to direct the disposition of:	16,660	(3)

(1)	Based on 90,688,621 shares of Common Stock outstanding as of December 31, 2009.
(2)
Mr. Crouse owns 47,565 shares personally and directly.  Mr. Crouse has voting and dispositive power with respect to 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee.  Mr. Crouse has voting, but not dispositive, power over an additional 2,698,950 shares held by voting trusts established by Mr. Gerdin and his wife and of which Mr. Crouse serves as voting trustee.

(3)
Mr. Crouse serves as one of the trustees for shares held by trusts for the benefit of the grandchildren of Russell and Ann Gerdin.  Mr. Crouse shares voting and dispositive power with the other trustee.

(4)
Comprised of 47,565 shares owned by Mr. Crouse personally and directly, and 1,710,373 shares held by a trust established by Russell A. Gerdin and his wife of which Mr. Crouse serves as trustee and has voting and dispositive power.

CUSIP No. 422347 10 4

Item 5.	Ownership of Five Percent of Less of a Class.	[x]

Item 6.	Ownership of More that Five Percent on Behalf of Another Person.	N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.	N/A

Item 8.	Identification and Classification of Members of the Group	N/A

Item 9.	Notice of Dissolution of Group	N/A

Item 10.	Certification.	N/A

 By signing below I certify that, to the best of my knowledge and belief,  the  securities  referred to above were not acquired and are not  held  for the purpose  of or  with  the  effect  of  changing  or  influencing  the  control  of  the  issuer  of  the securities  and were not acquired and are not held in  connection with or as a participant in any  transaction  having that purpose  or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010
Date

Signature

Lawrence D. Crouse, Director

Name and Title